Neuberger Berman Advisers Management Trust
605 Third Avenue
New York, NY 10158-0180
July 20, 2015
EDGAR FILING
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Request for Acceleration Neuberger Berman Advisers Management Trust Pre-Effective Amendment No. 1 1933 Act File No. 333-205683

Dear Sir or Madam:
As discussed with Mr. Keith Gregory of the Securities and Exchange Commission with the Division of Investment Management on July 17, 2015 and July 20, 2015, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), the undersigned hereby requests that effectiveness under the 1933 Act of Pre-Effective Amendment No. 1 to its registration statement on Form N-14 be accelerated to August 14, 2015. Pre-Effective Amendment No. 1 is filed herewith pursuant to the 1933 Act. The undersigned is aware of its obligations under the 1933 Act.
Very truly yours, NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST /s/Claudia A. Brandon By: Claudia A. Brandon Title: Executive Vice President and Secretary

Neuberger Berman Management LLC
605 Third Avenue
New York, NY 10158-0180
July 20, 2015
EDGAR FILING
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Request for Acceleration Neuberger Berman Advisers Management Trust Pre-Effective Amendment No. 1 1933 Act File No. 333-205683

Dear Sir or Madam:
As principal underwriter for Neuberger Berman Advisers Management Trust (the “Trust”), pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), the undersigned hereby requests that effectiveness under the 1933 Act of Pre-Effective Amendment No. 1 to its registration statement on Form N-14 be accelerated to August 14, 2015. Pre-Effective Amendment No. 1 is filed herewith pursuant to the 1933 Act. The undersigned is aware of its obligations under the 1933 Act.
Very truly yours, NEUBERGER BERMAN MANAGEMENT LLC /s/ Claudia A. Brandon By: Claudia A. Brandon Title: Senior Vice President